CONTENTS

Highlights	**1**
Operations Update	**2**
Management's Discussion and Analysis	**6**
Consolidated Financial Statements	**16**
Corporate Information	**Inside back cover**

Third Interim Report

THIRD INTERIM REPORT

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and nine month periods ended September 30, 2007. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of crude oil.

HIGHLIGHTS

  Third Quarter cash flow, $13.4 million ($0.22/diluted share)
  Third Quarter net income, $5.2 million ($0.08/diluted share)
  Completed acquisition of eight development leases containing seven fields with 24 producing wells in Egypt
  Egypt acquisition increased TransGlobe’s pro-forma proved reserves by 35%, increased proved plus probable reserves by 54%
  Acquisition expected to increase TransGlobe’s daily production 27% for the fourth quarter 2007 to an average 7,000 barrels of oil equivalent per day (Boepd)
  Expanded the Company’s credit facility to $63 million

Corporate Summary
The Company’s total production during the third quarter of 2007 averaged 5,227 Boepd, a 6% increase from the third quarter of 2006 (4,952 Boepd) and a 2% decrease from Q2-2007.

Production increases in Canada, Egypt and Block 32 Yemen, were offset by scheduled and unscheduled plant shutdowns on Block S-1 in late August and in September. Block S-1 oil production is now being processed through the newly completed processing facilities at the An Nagyah field. With the addition of the West Gharib production in Egypt and the restoration of production on Block S-1, production averaged 7,155 Boepd to TransGlobe during October.

Dated Brent oil prices were very strong during the third quarter, averaging $74.87 per barrel (“Bbl”) compared to $68.76 in Q2-2007 and have averaged over $80.00/Bbl in October. Natural gas prices were down in the third quarter, averaging $6.19/Mcf during the quarter compared to $6.96 in Q2-2007.

The increase in production and higher oil prices resulted in cash flow from operations of $13.4 million for the third quarter (Q3-2006, $12.7 million). Net income was $5.2 million ($0.08/diluted share) during the quarter, which was lower than the comparable period in 2006 due to higher depletion and depreciation charges and unrealized commodity contract losses.

TransGlobe Energy Corporation

FINANCIAL AND OPERATING UPDATE

($000’s, except per share, price, volume amounts and % change)

	Three Months Ended Sept. 30			Nine Months Ended Sept. 30
Financial	2007	2006	Change	2007	2006	Change
Oil and gas revenue	32,240	28,190	14%	89,009	82,159	8%
Oil and gas revenue, net of
royalties and other	20,764	18,542	12%	58,568	52,450	12%
Operating expense	3,345	2,761	21%	9,942	7,388	35%
General and administrative expense	1,449	989	47%	3,981	3,284	21%
Depletion, depreciation and
accretion expense	6,837	4,903	39%	22,549	13,571	66%
Income taxes	2,815	2,769	2%	7,383	6,819	8%
Cash flow from operations**	13,373	12,662	6%	38,197	36,315	5%
Basic per share	0.22	0.22		0.64	0.62
Diluted per share	0.22	0.21		0.63	0.60
Net income	5,198	7,366	(29)%	13,521	21,469	(37)%
Basic per share	0.09	0.13		0.23	0.37
Diluted per share	0.08	0.12		0.22	0.35
Capital expenditures	6,212	13,654	(55)%	26,469	35,838	(26)%
Corporate acquisition	68,030	-		68,030	-
Working capital	14,172	9,293	53%	14,172	9,293	53%
Long-term debt	58,109	-		58,109	-
Common shares outstanding
Basic (weighted average)	59,554	58,682	1%	59,584	58,627	2%
Diluted (weighted average)	60,421	60,552	0%	60,576	60,588	0%

Production and Sales Volumes
Total production (Boepd)*	5,227	4,952	6%	5,252	4,964	6%
Total sales (Boepd)*	5,227	4,952	6%	5,306	4,998	6%
Oil and liquids (Bopd)	4,216	4,290	(2)%	4,306	4,296	0%
Average price ($ per barrel)	74.02	66.40	11%	66.20	64.17	3%
Gas (Mcfpd)	6,067	3,975	53%	6,003	4,213	42%
Average price ($ per Mcf)	6.19	5.38	15%	6.62	5.95	11%
Operating expense ($ per Boe)	6.96	6.06	15%	6.86	5.41	27%
* The differences in production and sales volumes result from inventory changes.
** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (45 to 70% working interest, TransGlobe operated)

Operations and Exploration
On September 25, 2007, TransGlobe Petroleum International Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, acquired all the shares of Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc. for US$59 million, plus working capital adjustments, as at July 1, 2007. Dublin and Drucker together hold a 70% working interest in one development lease and a 45% working interest in seven additional development leases comprising the West Gharib Production Sharing Concession (“PSC”). TransGlobe has assumed operatorship of the West Gharib Concession Agreement. Independent reserve auditors have assessed TransGlobe’s share of the eight leases to contain 3.24 MMBbls of working interest proved reserves and 6.30 MMBbls of working interest proved plus probable reserves as at July 1, 2007.

The West Gharib PSC is located onshore in the western Gulf of Suez rift basin of Egypt. Major oil and gas discoveries have been made in this prolific basin. To date eight billion barrels of oil and five trillion cubic feet of gas have been discovered. The eight approved West Gharib development leases encompass 178 square kilometers (approximately 44,059 acres) and

Third Interim Report

are valid for 20 years. Modern 3-D seismic covers the majority of the development leases. One additional development lease is currently awaiting approval by the Egyptian General Petroleum Corporation (“EGPC”).

The majority of the value in the acquisition is attributable to the Hana (70% working interest) and the Hoshia field (45% working interest) based on primary production development only. TransGlobe is currently evaluating the merits of secondary recovery (water flood) for Hana and Hoshia, which could provide significant upside to the reserves. A reservoir simulation model is being prepared for the Hana field with simulation results expected prior to year end. If the results are positive, the Company plans to start work on the Hana water flood in 2008. The Hoshia simulation modeling will commence immediately following the Hana simulation, with simulation results expected early in 2008.

Two potential oil wells (45% working interest), drilled after the July 1 effective date, were being completed for production during October. One 45% working interest exploration well (Al Ghalyun #1) was drilled and abandoned as dry subsequent to closing the acquisition on September 25. The drilling rig is currently moving to the next drilling location at Hana #11 (70% working interest).

The concession has two drilling rigs under long term contracts. The larger 1,500 hp rig has the depth capacity to drill all of the exploration and development prospects on the concession. TransGlobe plans to utilize this rig to drill continuously at a pace of 8 to 12 wells per year, depending upon the depths drilled. The second smaller drilling rig is capable of drilling shallow wells (up to 4,000 feet) and can be utilized when appropriate. The smaller rig is currently working for a non-owned concession on a farm-out basis, and will be available later in the fourth quarter, if required. TransGlobe is currently searching for a third drilling rig, similar to the larger rig currently under contract, to accelerate the exploration and development program. An additional 8 to 12 wells could be added to the 2008 drilling program, depending upon the start up date of the third drilling rig.

Production
There are currently seven oil fields producing from 24 wells on the West Gharib lands. The majority of the oil produced ranges from 16 to 26 degrees API and is currently trucked 15 kilometers (10 miles) to the Ras Gharib terminal where it is processed and sold as Ras Gharib Blend. During September the West Gharib production was sold at a price of $56.73/Bbl representing a gravity/quality adjustment of approximately $20.14/Bbl to an average dated Brent price of $76.87/Bbl in September.

  The adjustment date of the acquisition is July 1, 2007 with all changes in working capital to September 25, 2007 (the closing date), including oil production from July 1, 2007 to September 24, 2007, recorded as a purchase price adjustment. Oil produced after September 25, 2007 was recorded as TransGlobe production. During the period September 25 to 30, 2007, production averaged 3,346 Bopd (1,811 Bopd to TransGlobe) for a quarterly average of 218 Bopd (118 Bopd to TransGlobe). Production during October has averaged approximately 3,000 Bopd (1,600 Bopd to TransGlobe).

Quarterly West Gharib Production (Bopd)

2007
Q-3*
Gross field production rate	218
TransGlobe working interest	118
TransGlobe net (after royalties)	73
TransGlobe net (after royalties and tax)**	51
*Production presented represents 6 days production averaged over the quarter.
**Under the terms of the West Gharib CSA, royalties and taxes are paid out of the government’s share of production sharing oil.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

Operations and Exploration
Following the successful identification of a 460 meter (1,500 foot) interval of mature source rocks in the shallower Cretaceous section of the Narmer #1 exploration well, the drilling rig was released on May 11 to Dana Gas, the operator of the adjacent exploration block located west of the Nile in the Nuqra basin.

On September 5, 2007 Dana Gas announced the discovery oil from the Cretaceous section of Al Baraka #1 on the west side of the Nile. The Nuqra Block 1 joint venture partnership has entered into an agreement with the Dana Gas to exchange well data from the 2007 drilling program. The discovery of Cretaceous oil in the basin at this shallow depth reduces the risk and the cost of future exploration drilling. The existing seismic data is being remapped to identify Cretaceous targets on the

TransGlobe Energy Corporation

Nuqra Block for a possible future drilling program. TransGlobe has significantly increased its operating presence in Egypt with the acquisition of the West Gharib Concession which should facilitate cost effective exploration in the Nuqra Block.

The two exploration wells drilled in 2007 (Set #1 and Narmer #1) have fulfilled the work commitments of the first three-year exploration extension period approved July 18, 2006. There is an option to proceed with a second three-year extension and work program upon expiry of the first three-year extension on July 17, 2009. The second exploration extension requires a mandatory relinquishment of 25% of the original Block and the drilling of two wells. Exploitation of any discovered commercial fields will continue under a development lease for a further 20 years.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81087% working interest)

Operations and Exploration
The Nuzooh #1 exploration well commenced drilling in July and was drilled to a total depth of 3,704 meters and subsequently plugged and abandoned after encountering minor oil shows. The well was drilled south and west of the main Tasour field targeting prospects in the Qishn, Madbi/Naifa and Basement.

The drilling rig has moved to an adjacent non-owned Block for one exploration well. The rig is then scheduled to drill an exploration well at Berhout #1 followed by a development well at Godah #8. The Berhout #1 well is expected to finish drilling in December or early January 2008. The Berhout #1 well is targeting a large Qishn structure defined on 3-D seismic and is located approximately 17 kilometers east northeast of the Godah field.

Production
Production from Block 32 averaged 8,913 Bopd (1,231 Bopd to TransGlobe) during the third quarter of 2007. The Godah field contributed 2,977 Bopd during the quarter, with the balance coming from the Tasour field (5,936 Bopd). Production from Block 32 averaged 8,000 Bopd (1,105 Bopd to TransGlobe) in October.

A six inch gas pipeline connecting the Godah production facility to the Tasour central production facility (“CPF”) is being constructed to supply associated gas production to the Tasour CPF for fuel gas. It is expected that up to 60% of diesel being consumed for power generation can be replaced with natural gas resulting in lower operating cost. The gas project is expected to be completed by the first Quarter of 2008.

Quarterly Block 32 Production (Bopd)

	2007			2006
	Q-3	Q-2	Q-1	Q-4
Gross production rate	8,913	8,488	9,842	12,718
TransGlobe working interest	1,231	1,172	1,359	1,756
TransGlobe net (after royalties)	845	900	983	973
TransGlobe net (after royalties and tax)*	722	819	867	708
* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (33% working interest)

Operations and Exploration
In the third quarter of 2007, the Block 72 joint venture group awarded a seismic acquisition program consisting of 410 square kilometers (“km2”) (approximately 103,000 acres) of 3-D and 98 kilometers of 2-D seismic which commenced in October. An exploration well is expected to commence drilling in the first half of 2008, following the interpretation of the new seismic data.

Block 84, Republic of Yemen (33% working interest)

Operations and Exploration
In December 2006, the Ministry of Oil and Minerals (“MOM”) selected the joint venture group comprised of DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) as the successful bidder for

Third Interim Report

Block 84 in the Third International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc. is a wholly owned subsidiary of TransGlobe Energy Corporation. The Production Sharing Agreement is proceeding through the government approval and parliamentary ratification process, which is expected to be completed by Q1-2008.

Block 84 encompasses 731 km2 (approximately 183,000 acres) and is located in the Masila Basin adjacent to the Nexen Masila Block where more than one billion barrels of oil have been discovered. The Block 84 joint venture group plans to carry out a 400 km2 3-D seismic acquisition program and drill four exploration wells during the first exploration period of 42 months.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
An Naeem #1 was re-entered and completed as an Alif gas well during the quarter. The well tested 18.4 million cubic feet per day (MMcfd) of natural gas and 481 Bpd of condensate at a wellhead flowing pressure of 2,700 psi, on a 32/64 inch choke.

It has been proposed to the Ministry that natural gas from the An Naeem #1 well be injected into the western portion of the An Nagyah Lam A reservoir. The planned gas injection will provide additional pressure support in the western portion of the field to improve production performance and increase recoverable reserves. Subject to Ministry approval, gas injection could commence in 2008 when a 25 kilometer pipeline from An Naeem to the An Nagyah CPF has been completed. The Block S-1 Joint Venture group is considering possibilities for a gas sales agreement utilizing known deposits of gas on S-1. At present, TransGlobe has not booked any gas reserves associated with the An Naeem discovery. An approved gas development plan is required to proceed with recognizing the reserves and proceed with development.

A combined 400+km2 3-D seismic program is planned for early 2008 to define additional exploration drilling locations on the northwest portion of Block S-1 and the north portion of Block 75.

Production
Production from Block S-1 averaged 9,924 Bopd (2,481 Bopd to TransGlobe) during the third quarter of 2007 representing an 11% decrease from the second quarter, due to scheduled and unscheduled plant shutdowns on Block S-1 in late August and in September. Block S-1 oil production is now being processed through the new CPF at the An Nagyah field. The average production during October was 11,800 Bopd (2,950 Bopd to TransGlobe).

Quarterly Block S-1 Production (Bopd)

		2007		2006
	Q-3	Q-2	Q-1	Q-4
Gross field production rate	9,924	11,167	10,132	9,806
TransGlobe working interest	2,481	2,792	2,533	2,452
TransGlobe net (after royalties)	1,418	1,577	1,471	1,634
TransGlobe net (after royalties and tax)*	1,162	1,264	1,198	1,428
* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
TG Holdings Yemen Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, holds a 25% working interest in Block 75. Occidental Petroleum Corporation (“Oxy”) is the operator of Block 75 with a 75% working interest. Block 75 was awarded to Oxy in the Second International Bid Round for Exploration and Production of Hydrocarbons. The PSA was signed with MOM on March 31, 2007 and is now before the Yemen parliament for final approval and ratification.

Block 75 encompasses 1,050 km2 (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1 where Oxy and TransGlobe are engaged in exploration and production operations. The Block 75 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the First Exploration Period of 36 months.

TransGlobe Energy Corporation

A 3-D seismic acquisition program is proposed for 2008 in conjunction with a 3-D seismic program on Block S-1. The combined seismic program for Block 75 and S-1 is approximately 400 km2. Drilling is planned for late 2008 or early 2009. The timing of the 3-D seismic acquisition program and subsequent drilling is contingent upon receiving final approval and ratification of the Block 75 PSA. Ratification is expected by year end.

CANADA

Operations and Exploration
Three wells were drilled during the third quarter resulting in one gas well and two dry holes. It is expected that an additional two to three wells will be drilled during the fourth quarter of 2007. The exploration budget in Canada has been reduced in response to lower natural gas prices and in response to uncertainty associated with the Alberta Royalty review, which was announced October 25. A portion of the Canadian exploration budget will be re-directed to the newly acquired operations in Egypt.

Production
Production averaged 1,397 Boepd (72% gas) during the third quarter of 2007, representing a 1% increase over the second quarter of 2007. Production has increased to approximately 1,500 Boepd in October, due to the addition of three (2.3 net) wells which were pipeline connected and placed on production during the third quarter. During October, five (1.7 net) CBM gas wells, two net gas wells and one (0.5 net) oil wells were placed on production. The Company continues to focus on the tie-in of an additional 6 to 8 wells which were previously drilled.

Quarterly Canadian Production (Boepd)

		2007		2006
	Q-3	Q-2	Q-1	Q-4
TransGlobe working interest	1,397	1,389	1,283	1,267
TransGlobe net (after royalties)	1,175	1,144	1,039	1,016

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 29, 2007
Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and nine months ended September 30, 2007 and 2006, the audited financial statements and MD&A for the year ended December 31, 2006 included in the Company’s annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where indicated as being another currency). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Forward Looking Statements
This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Non-GAAP Measures
This document contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operation activities” as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Third Interim Report

Net operating income is a non-GAAP measure that represents revenue net of royalties, operating expenses and current taxes. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

Use of Boe Equivalents

The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

OUTLOOK

TransGlobe has updated its projected 2007 capital budget to $100 million from its previous projected budget of $46.2 million.

  In the first nine months of 2007, the Company’s capital expenditures totaled $26.5 million plus a further $68.0 million ($54.6 million for property, plant and equipment, $4.5 million of goodwill, $9.1 million of working capital (net of cash) and $0.2 million of asset retirement obligation) on a corporate acquisition.

TransGlobe has increased projected production volumes for 2007 to average from 5,600 to 5,800 Boepd, as the result of the acquisition of the Egypt production. As of October 29, 2007 the Company expects to meet this target.

  Production volumes were 5,252 Boepd in the first nine months of 2007 and are estimated to be approximately 7,000 Boepd in the fourth quarter of 2007.

TransGlobe has increased its projected cash flow from operations for 2007 to be between $51 and $54 million based on an average dated Brent oil price of $70.00/Bbl and an average AECO gas price of C$5.00/Mcf, for the balance of the year. The increase in the cash flow from operations target is a result of increased oil prices and the acquisition of the Egyptian production.

  Cash flow from operations in the first nine months of 2007 was $38.2 million.
  For the first nine months of 2007, the dated Brent oil price has averaged $67.13/Bbl and TransGlobe’s realized gas price has averaged C$6.62/Mcf.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2007			2006
($000’s, except per share, price
and volume amounts)	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Boepd)*	5,227	5,353	5,175	5,475	4,952
Average sales volumes (Boepd)*	5,227	5,353	5,341	5,313	4,952
Average price ($/Boe)	67.04	63.68	53.58	55.30	61.88

Oil and gas sales	32,240	31,016	25,754	27,032	28,190

Oil and gas sales, net of royalties	20,764	20,553	17,251	17,647	18,542

Cash flow from operations**	13,373	12,814	12,010	10,448	12,662
Cash flow from operations per share
- Basic	0.22	0.22	0.20	0.18	0.22
- Diluted	0.22	0.21	0.20	0.17	0.21

Net income	5,198	2,343	5,980	4,726	7,366
Net income per share
- Basic	0.09	0.04	0.10	0.08	0.13
- Diluted	0.08	0.04	0.10	0.08	0.12

Total assets	202,718	125,664	118,981	116,473	110,883
* The differences in production and sales volumes result from inventory changes.
** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Cash flow from operations increased 4% to $13,373,000 in Q3-2007 compared to Q2-2007 mainly as a result of higher revenue due to higher oil prices.

TransGlobe Energy Corporation

Net income increased 122% in Q3-2007 compared to Q2-2007 mainly as a result of the Q2-2007 write-off of Egypt capital related to the costs of drilling the dry holes at Set #1 and Narmer #1 on the Nuqra Concession.

CORPORATE ACQUISITION

The Company significantly expanded its Egyptian operations in the third quarter through a corporate acquisition financed through bank debt of $63 million and cash on hand. The Company acquired all the shares of Dublin International Petroleum (Egypt) Limited and Drucker Petroleum Inc. for US$59.2 million, plus working capital adjustments, as at July 1, 2007. Dublin and Drucker together hold a 70% working interest in one development lease and a 45% working interest in seven additional development leases comprising the West Gharib Production Sharing Concession (“PSC”). TransGlobe has assumed operatorship of the West Gharib Concession Agreement.

The Company has valued the property, plant and equipment of the acquired companies at $54.6 million, and has recorded $4.5 million of goodwill.

There are currently seven oil fields producing from 24 wells on the West Gharib lands. The adjustment date of the acquisition is July 1, 2007 with all changes in working capital to September 25, 2007 (the closing date), including oil production from July 1, 2007 to September 24, 2007, recorded as a purchase price adjustment. Oil produced after September 25, 2007 is recorded as TransGlobe production.

CASH FLOW AND NET INCOME

Cash flow from operations was consistent in Q3-2007 compared to Q3-2006.

		$ Per Share	%
	$000’s	Diluted	Variance
Q3-2006 Cash flow from operations**	12,662	0.21
Volume variance	1,698	0.03	13
Price variance	2,352	0.04	19
Royalties	(1,828)	(0.03)	(14)
Expenses:
Operating	(584)	(0.01)	(5)
Cash general and administrative	(475)	(0.01)	(4)
Current income taxes	(230)	(0.01)	(2)
Realized foreign exchange gain (loss)	(60)	-	-
Settlement of asset retirement obligations	(20)	-	-
Other	(142)	-	(1)
Q3-2007 Cash flow from operations**	13,373	0.22	6
** Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

OPERATING RESULTS

Daily Volumes, Working Interest Before Royalties and Other

		Three Months Ended		Nine Months Ended
		September 30		September 30
		2007	2006	2007	2006
Yemen - Oil sales	Bopd	3,712	3,986	3,855	3,991
Egypt - Oil sales*	Bopd	118	-	40	-
Canada - Oil and liquids	Bopd	386	304	411	305
- Gas sales	Mcfpd	6,067	3,975	6,003	4,213
Canada	Boepd	1,397	966	1,411	1,007
Total sales	Boepd	5,227	4,952	5,306	4,998
*Egypt represents the operating results for the period of September 25-30, 2007. In that period production averaged 1,811 Bopd for a quarterly average of 118 bopd.

Third Interim Report

Consolidated Net Operating Results

	Consolidated
	Nine Months Ended		Nine Months Ended
	September 30, 2007		September 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	89,009	61.44	82,159	60.21
Royalties and other	30,441	21.01	29,709	21.77
Current taxes	7,325	5.06	6,618	4.85
Operating expenses	9,942	6.86	7,388	5.41
Net operating income	41,301	28.51	38,444	28.18

	Consolidated
	Three Months Ended		Three Months Ended
	September 30, 2007		September 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	32,240	67.04	28,190	61.88
Royalties and other	11,476	23.86	9,648	21.17
Current taxes	2,828	5.88	2,598	5.70
Operating expenses	3,345	6.96	2,761	6.06
Net operating income	14,591	30.34	13,183	28.95

Segmented Net Operating Results

In 2007 the Company operated in three geographic areas, segmented as the Republic of Yemen, the Arab Republic of Egypt and Canada. MD&A will follow under each of these segments.

Republic of Yemen

	Nine Months Ended		Nine Months Ended
	September 30, 2007		September 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	70,765	67.24	70,639	64.83
Royalties and other	27,117	25.77	27,788	25.50
Current taxes	7,212	6.85	6,618	6.07
Operating expenses	6,838	6.50	5,252	4.82
Net operating income	29,598	28.12	30,981	28.44

	Three Months Ended		Three Months Ended
	September 30, 2007		September 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	25,709	75.29	24,525	66.88
Royalties and other	10,296	30.15	9,052	24.68
Current taxes	2,715	7.95	2,598	7.09
Operating expenses	2,465	7.22	2,078	5.67
Net operating income	10,233	29.97	10,797	29.44

Yemen net operating income in the three and nine month periods ended September 30, 2007 decreased 5% and 4%, respectively, compared to the same periods of 2006, primarily as a result of the following:

  Oil sales increase of 5% in the three month period ended September 30, 2007 was mostly due to higher oil prices (13% increase) being offset by a decrease in production in Block S-1 due to scheduled and unscheduled plant shutdowns in late August and September and natural declines at Block 32. Oil sales increased in the nine month period ended September 30, 2007 as a result of prices increasing 4%, offset by sales volumes decreasing 3%.

TransGlobe Energy Corporation

Daily Sales Volumes, Working Interest	Nine Months Ended	Nine Months Ended	%
Before Royalties	September 30, 2007	September 30, 2006	Change
	Bopd	Bopd
Block S-1 - production	2,601	2,640	(1)
- inventory change	-	33	-
Block S-1 - sales	2,601	2,673	(3)
Block 32 - sales	1,254	1,318	(5)
Total oil sales	3,855	3,991	(3)

Daily Sales Volumes, Working Interest	Three Months Ended	Three Months Ended	%
Before Royalties	September 30, 2007	September 30, 2006	Change
	Bopd	Bopd
Block S-1 - production	2,481	2,512	(1)
- inventory change	-	-	-
Block S-1 - sales	2,481	2,512	(1)
Block 32 - sales	1,231	1,474	(16)
Total oil sales	3,712	3,986	(7)
  Royalty and tax costs in the three months ended September 30, 2007 increased 12% and remained consistent in the nine months ended September 30, 2007, compared to the same periods of 2006. Royalties and taxes as a percentage of revenue (royalty rate) in the three and nine months ended September 30, 2007 increased 3% to 51% and remained consistent at 49%, respectively, compared to the same periods of 2006. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals take of oil production as discussed below:
1.	Block 32:
Operating costs are recovered in the quarter expended.

Capital costs are amortized over two years with 50% recovered in the quarter expended and the remaining 50% recovered in the first quarter of the following calendar year. As a result, the Company will receive a larger share of production in the first quarter of each year as 50% of the previous year’s historical costs are recovered.

1.	Block S-1:
Operating costs are recovered in the quarter expended.
Capital costs are amortized over two years with 50% recovered in the year expended and the remaining 50% recovered in the following calendar year.

Operating expenses on a per barrel basis for the three and nine months ended September 30, 2007 increased 27% and 35%, respectively, mainly as a result of the following:
1.

Block 32 operating expenses averaged $10.11 per barrel for the nine months ended September 30, 2007 compared to $4.48 per barrel in the comparable period of 2006. The increase is primarily due to incremental costs associated with the Godah field, increased diesel costs and well workovers at Tasour.

2.

Block S-1 operating costs averaged $5.49 per barrel in the nine months ended September 30, 2007 compared to $4.99 per barrel in the comparable period of 2006, with scheduled and unscheduled plant shutdowns in late August and September contributing to the increase.

Arab Republic of Egypt

	Three and Nine		Three and Nine
	Months Ended		Months Ended
	September 30, 2007		September 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	617	56.73	-	-
Royalties and other	237	21.84	-	-
Current taxes	113	10.41	-	-
Operating expenses	25	2.33	-	-
Net operating income	242	22.15	-	-

Third Interim Report

With the purchase of the West Gharib Concession in Egypt late in the third quarter of 2007, TransGlobe reported operating results for the period of September 25 to 30, 2007. TransGlobe production averaged 1,811 Bopd during the last six days of September for a quarterly average of 118 Bopd to TransGlobe. During September the West Gharib production was sold at a price of $56.73/Bbl representing a gravity/quality adjustment of approximately $20.14/bbl to an average dated Brent price of $76.87/Bbl.

Canada

	Nine Months Ended		Nine Months Ended
	September 30, 2007		September 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	3,683	62.19	2,174	61.47
Gas sales ($ per Mcf)	10,849	6.62	6,847	5.95
NGL sales	2,758	52.06	2,439	51.14
Other sales	337	-	60	-
	17,627	45.75	11,520	41.92
Royalties	3,087	8.01	1,921	6.99
Operating expenses	3,079	7.99	2,136	7.77
Net operating income	11,461	29.75	7,463	27.16

	Three Months Ended		Three Months Ended
	September 30, 2007		September 30, 2006
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	1,458	74.05	821	65.66
Gas sales ($ per Mcf)	3,454	6.19	1,966	5.38
NGL sales	926	58.43	859	55.66
Other sales	76	-	19	-
	5,914	46.00	3,665	41.23
Royalties	943	7.33	596	6.70
Operating expenses	855	6.65	683	7.69
Net operating income	4,116	32.02	2,386	26.84

Canadian net operating income in the three and nine months ended September 30, 2007 increased 73% and 54%, respectively, compared to the same periods of 2006 primarily as a result of the following:

Sales increased 61% and 53%, respectively, mainly as a result of the following:
1.	Sales volumes increased 45% and 40% as a result of wells brought on production in late 2006, increased compression capacity in 2007 and the sale of 2006 gas inventory in January 2007.
2.	Commodity prices increased 12% and 9% on a Boe basis.

Royalty costs increased 9% and 15%, respectively, on a Boe basis. Royalties as a percent of revenue in the nine months ended September 30, 2007 increased to 18% compared to 17% in the same period of 2006 as a result of the discontinuation of the Alberta Royalty Tax Credit program.

Operating costs remained relatively consistent for the nine months compared to the comparable period in 2006, increasing 3% on a Boe basis.

On October 25, 2007, the Government of Alberta announced changes to the royalty program in Alberta. The proposed changes are scheduled to become effective January 1, 2009; therefore it is not expected to impact cash flow for the balance of 2007 and 2008. It is expected that the impact on future revenues will be evaluated during the year end reserve evaluation.

COMMODITY CONTRACTS

TransGlobe uses financial derivatives as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The Company has fair valued these financial derivative contracts. As at September 30, 2007, the estimated fair value of these contracts is a liability of $1,187,000, which results in an unrealized $1,187,000 loss being recorded to the income statement for the nine months.

TransGlobe Energy Corporation

The Company has entered into the following financial derivative contracts:

Period	Volume		Type	Pricing Term
Crude Oil				Dated Brent
May 1, 2007-December 31, 2007	15,000	Bbls/month	Financial Collar	$57.50-$79.80
September 1, 2007-August 31, 2008	15,000	Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000	Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000	Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000	Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000	Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000	Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000	Bbls/month	Financial Collar	$60.00-$84.25
Natural Gas
April 1, 2007-October 31, 2007	2,500	GJ/day	Physical fiscal	C$6.97

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Nine Months Ended		Nine Months Ended
	September 30, 2007		September 30, 2006
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	4,455	3.08	4,218	3.09
Stock-based compensation	885	0.61	912	0.67
Capitalized G&A	(1,166)	(0.80)	(1,569)	(1.15)
Overhead recoveries	(193)	(0.13)	(277)	(0.20)
G&A (net)	3,981	2.76	3,284	2.41

	Three Months Ended		Three Months Ended
	September 30, 2007		September 30, 2006
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,531	3.18	1,291	2.83
Stock-based compensation	300	0.62	324	0.71
Capitalized G&A	(303)	(0.63)	(507)	(1.11)
Overhead recoveries	(79)	(0.16)	(119)	(0.26)
G&A (net)	1,449	3.01	989	2.17

General and administrative expenses in the three and nine months ended September 30, 2007 increased 47% and 21%, respectively, (39% and 14% increase on a sales Boe basis) compared to the same periods of 2006 mainly due to increased personnel and office overhead costs related to additional staff.

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (“DD&A”)

	Nine Months Ended		Nine Months Ended
	September 30, 2007		September 30, 2006
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	9,544	9.07	8,338	7.65
Canada	8,676	22.52	5,208	18.95
Arab Republic of Egypt	218	20.09	25	-
Write-off of dry hole costs	4,111	-	-	-
	22,549	15.57	13,571	9.95

Third Interim Report

	Three Months Ended		Three Months Ended
	September 30, 2007		September 30, 2006
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	3,276	9.59	3,060	8.34
Canada	3,135	24.39	1,831	20.60
Arab Republic of Egypt	194	17.86	12	-
Write-off of dry hole costs	231	-	-	-
	6,836	14.22	4,903	10.76

In Yemen, DD&A in the three and nine months ended September 30, 2007 increased 15% and 19%, respectively, on a Boe basis compared to the same periods of 2006 primarily as a result of increased finding and development costs. In Canada, DD&A in the three and nine months ended September 30, 2007 increased 18% and 19%, respectively, on a Boe basis compared to the same periods of 2006 primarily as a result of increased finding and development costs. In Egypt, DD&A increased $4.3 million in the nine months ended September 30, 2007 due to $4.1 million in dry hole costs related to Set #1 and Narmer #1 (Nuqra Block) written-off. Also production from the West Gharib concession resulted in a $182,000 charge to DD&A for the quarter. In Yemen (Block 72, Block 75 and Block 84) and Egypt, unproven property costs of $2,195,000, $571,000, $41,000 and $8,974,000 were excluded from the costs subject to depletion and depreciation which represents the costs spent to date on each of these projects, net of the dry hole costs.

FUTURE INCOME TAXES

The future income expense in the nine months ended September 30, 2007 was $58,000 compared to $201,000 in the same period of 2006 which relates to non-cash expenses for taxes to be paid in the future.

CAPITAL EXPENDITURES/DISPOSITIONS

Capital Expenditures

	Three Months Ended Sept. 30			Nine Months Ended Sept. 30
Financial	2007	2006	Change %	2007	2006	Change %
Republic of Yemen	2,919	7,498	(61)	13,831	16,167	(14)
Canada	3,177	5,855	(46)	8,901	15,426	(42)
Arab Republic of Egypt	116	301	(61)	3,737	4,245	(12)
	6,212	13,654	(55)	26,469	35,838	(26)

In Yemen, the Company drilled five wells and re-entered one well on Block S-1, drilled three wells on Block 32 and drilled one well on Block 72. Also, the Company continued CPF construction and expansion at both Blocks 32 and S-1.

In Canada, the Company drilled six wells (4.5 net). Also, the Company carried out completion and testing work on eleven wells, completed facility work at Nevis to optimize production and acquired lands on several new prospects.

In Egypt, in the Nuqra block the Company drilled two exploration wells at Set #1 and Narmer #1.

OUTSTANDING SHARE DATA

Common shares issued and outstanding as at September 30, 2007 are 59,626,539.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

TransGlobe Energy Corporation

The following table illustrates TransGlobe’s sources and uses of cash during the nine month periods ended September 30, 2007 and 2006:

Sources and Uses of Cash

	Nine Months Ended September 30
($000’s)	2007	2006
Cash sourced
Cash flow from operations*	38,197	36,315
Increase in long-term debt	63,000	-
Transaction costs	(1,346)	-
Exercise of options	605	209
Other	228	(506)
	100,684	36,018
Cash used
Exploration and development expenditures	26,469	35,838
Acquisition of private companies	68,030	-
Purchase of common shares	471	-
	94,970	35,838
Net cash	5,714	180
Changes in non-cash working capital	(4,003)	(2,717)
Increase (decrease) in cash and cash equivalents	1,711	(2,537)
Cash and cash equivalents - beginning of period	8,836	12,221
Cash and cash equivalents - end of period	10,547	9,684
* Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures and the acquisition of the two companies owning interests in the West Gharib concession area in Egypt in the third quarter of 2007 was provided by cash flow from operations, working capital and long-term debt.

Working capital is the amount by which current assets exceed current liabilities. At September 30, 2007 the Company had working capital of $14,172,000 (compared to $4,361,000 at December 31, 2006). Accounts receivable increased primarily due to the acquired accounts receivable as part of the West Gharib acquisition. Accounts payable remained consistent as a result of decreased drilling activity in Yemen and Canada offset by the addition of acquired accounts payable in the West Gharib acquisition in Q3-2007 compared to Q4-2006.

During the quarter, the Company increased its borrowing base from $25 million to $50 million under the Revolving Credit Agreement and established a new Term Loan of $13 million. At September 30, both of these facilities were fully drawn.

	September 30, 2007	December 31, 2006
Revolving Credit Agreement	$50,000	$-
Term Loan Agreement	13,000	-
	63,000	-
Unamortized transaction costs	(1,346)	-
	61,654	-

Current portion of long-term debt	3,545	-
	$58,109	$-

The Company expects to fund the remaining $13.6 million of its approved 2007 exploration and development program through the use of working capital and cash flow. The use of additional debt or equity financing during the balance of 2007 may also be utilized only to accelerate existing projects or to finance additional acquisitions and new opportunities. Equity financing may be used to retire existing debt. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Third Interim Report

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,491,501 common shares under a Normal Course Issuer Bid which commenced May 14, 2007 and will terminate May 13, 2008. During the second quarter, the Company purchased 115,900 common shares at an average price of $4.07 per share. The excess of the purchase price over the book value in the amount of $375,000 has been charged to retained earnings. The Company did not purchase any shares during the third quarter.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	Three
	Months			Twelve Months
($000’s)	2007	2008	2009	2010	2011	2012

Office and equipment leases	97	507	536	530	117	21

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

Pursuant to the Nuqra Concession Agreement in the Arab Republic of Egypt, the Company and its partners have entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company’s performance under the extension period. This letter of credit was reduced to $269,059 during Q2-2007 and is secured by a guarantee granted by Export Development Canada.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months (expiring January 12, 2008) for exploration work consisting of seismic acquisition (completed) and two exploration wells (planned completion in Q4-2007).

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7 million ($1.75 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2007.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.63 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2007.

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer

October 29, 2007

TransGlobe Energy Corporation

Consolidated Statements of Income and Retained Earnings

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Six Months
	Ended September 30		Ended September 30
	2007	2006	2007	2006

REVENUE
Oil and gas sales, net of royalties and other	$20,764	$18,542	$58,568	$52,450
Derivative gain (loss) on commodity contracts (Note 11)	(1,033)	132	(1,187)	(85)
Other income	34	84	74	208
	19,765	18,758	57,455	52,573

EXPENSES
Operating	3,345	2,761	9,942	7,388
General and administrative	1,449	989	3,981	3,284
Interest on long-term debt	92	-	92	-
Foreign exchange loss (gain)	30	(30)	(13)	42
Depletion, depreciation and accretion (Note 3)	6,836	4,903	22,549	13,571
	11,752	8,623	36,551	24,285

Income before income taxes	8,013	10,135	20,904	28,288

Income taxes - current	2,828	2,598	7,325	6,618
- future	(13)	171	58	201
	2,815	2,769	7,383	6,819

NET INCOME	5,198	7,366	13,521	21,469

Purchase of common shares (Note 7)	-	-	(375)	-
Retained earnings, beginning of period	53,308	33,268	45,360	19,165

RETAINED EARNINGS, END OF PERIOD	$58,506	$40,634	$58,506	$40,634

Net income per share (Note 10)
Basic	$0.09	$0.13	$0.23	$0.37
Diluted	$0.08	$0.12	$0.22	$0.35

Consolidated Statements of Comprehensive Income

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Six Months
	Ended September 30		Ended September 30
	2007	2006	2007	2006

Net income	$5,198	$7,366	$13,521	$21,469
Other comprehensive income:
Foreign currency translation adjustment	3,767	(54)	8,323	1,542
COMPREHENSIVE INCOME	$8,965	$7,312	$21,844	$23,011
See accompanying notes.

Third Interim Report

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	September 30, 2007	December 31, 2006

ASSETS
Current
Cash and cash equivalents	$10,547	$8,836
Accounts receivable	21,174	7,742
Product inventory	-	508
Prepaid expenses	496	782
	32,217	17,868

Property and equipment (Note 3)
Republic of Yemen	51,152	46,124
Canada	50,831	42,645
Arab Republic of Egypt (Note 4)	62,147	7,839
	164,130	96,608

Future income tax asset	1,841	1,626
Deferred financing costs	-	371
Goodwill, Arab Republic of Egypt (Note 4)	4,530	-

	$202,718	$116,473

LIABILITIES
Current
Accounts payable and accrued liabilities	$13,313	$13,507
Derivative commodity contracts (Note 11)	1,187	-
Current portion of long-term debt (Note 5)	3,545	-
	18,045	13,507

Long-term debt (Note 5)	58,109	-
Asset retirement obligations (Note 6)	2,968	2,171
	79,122	15,678
Commitments and contingences (Note 12)

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	50,128	49,360
Contributed surplus (Note 8)	3,427	2,863
Accumulated other comprehensive income (Notes 2 & 9)	11,535	3,212
Retained earnings	58,506	45,360
	123,596	100,795

	$202,718	$116,473
See accompanying notes.

Approved on behalf of the Board

Ross G. Clarkson, Director	Fred J. Dyment, Director

TransGlobe Energy Corporation

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2007	2006	2007	2006

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$5,198	$7,366	$13,521	$21,469
Adjustments for items not affecting cash:
Depletion, depreciation and accretion	6,836	4,903	22,549	13,571
Stock-based compensation (Note 8)	300	324	885	912
Future income taxes	(13)	171	58	201
Amortization of deferred financing charges	40	31	113	143
Derivative (gain) loss on commodity contracts (Note 11)	1,033	(132)	1,187	85
Settlement of asset retirement obligations	(21)	(1)	(116)	(66)
Changes in non-cash working capital	(5,327)	(3,654)	(7,362)	(1,655)
	8,046	9,008	30,835	34,660

FINANCING
Increase in long-term debt	63,000	-	63,000	-
Deferred financing costs	(1,346)	(438)	(1,346)	(438)
Issue of common shares for cash	272	-	605	209
Purchase of common shares	-	-	(471)	-
Changes in non-cash working capital	211	169	211	169
	62,137	(269)	61,999	(60)

INVESTING
Exploration and development expenditures:
Republic of Yemen	(2,919)	(7,498)	(13,831)	(16,167)
Canada	(3,177)	(5,855)	(8,901)	(15,426)
Arab Republic of Egypt	(116)	(301)	(3,737)	(4,245)
Acquisition	(68,030)	-	(68,030)	-
Changes in non-cash working capital	5,651	(2,041)	3,148	(1,231)
	(68,591)	(15,695)	(91,351)	(37,069)

Effect of exchange rate changes on cash and cash equivalents	99	(38)	228	(68)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,691	(6,994)	1,711	(2,537)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,856	16,678	8,836	12,221

CASH AND CASH EQUIVALENTS, END OF PERIOD	$10,547	$9,684	$10,547	$9,684

Supplemental Disclosure of Cash Flow Information
Cash interest paid	$-	$-	$-	$-
Cash taxes paid	$2,828	$2,598	$7,325	$6,618
See accompanying notes.

Third Interim Report

Notes to the Consolidated Financial Statements

(Unaudited - Expressed in U.S. Dollars)
All tabular amounts are expressed in thousands of U.S. Dollars

1. Basis of presentation

The interim consolidated financial statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”) for the three month and the nine month periods ended September 30, 2007 and 2006 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2006, except as outlined in Note 2. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2006. Interim results are not necessarily indicative of the results expected for the fiscal year. In these interim consolidated financial statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2. Changes in accounting policies

Financial Instruments, Comprehensive Income, Hedges and Equity
Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 1651, Foreign Currency Translation, Section 3251, Equity, Section 3855, Financial Instruments - Recognition and Measurement, Section 3861, Financial Instruments Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections provide requirements for the recognition and measurement of financial instruments in the balance sheet, reporting gains or losses in the financial statements and the use of hedge accounting.

Under Section 3855, all financial instruments are initially measured in the balance sheet at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. Transaction costs are included with the associated financial instrument and amortized accordingly. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments, are recorded in the balance sheet at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its derivative commodity contracts and cash and cash equivalents as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The Company has elected to classify all derivatives and embedded derivatives as held-for trading, which are measured at fair value with changes being recognized in net income, and the Company has maintained its policy not to use hedge accounting.

Carrying value and fair value of financial assets and liabilities as at September 30, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
Held-for-trading	$9,360	$9,360
Loans and receivables	21,174	21,174
Held-to-maturity	-	-
Available-for-sale	-	-
Other liabilities	74,967	76,313

Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Due to the issuance of Section 1530, Section 1650 has been replaced by Section 1651 which establishes new standards for presentation of exchange gains and losses arising from the translation of self-sustaining foreign operation in Other Comprehensive Income. Therefore, the Company has restated prior periods to include cumulative translation adjustment on self-sustaining operations as Other Comprehensive Income.

TransGlobe Energy Corporation

Section 3251, Equity, which replaces Section 3250, Surplus, establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this section is a requirement for an entity to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period.

Variable Interest Entities
Effective January 1, 2007, the Company adopted EIC 163, Determining the variability to be considered in applying AcG-15 (Variable Interest Entities). The EIC provides guidance on those arrangements where application of either the cash flow method or the fair value method does not result in a clear determination as to whether those arrangements are variable interests or creators of variability. The Committee reached a consensus that variability to be considered should be based on the design of the entity as determined through analyzing the nature of the risks in the entity and the purpose for which the entity was created, as well as the variability (created by the risks) the entity is designed to create and pass along to its interest holders. The adoption of EIC 163 had no effect on the Company’s Consolidated Financial Statements.

Accounting Changes
Effective January 1, 2007, the Company adopted the revised recommendations of Section 1506, Accounting Changes. The new recommendations permit voluntary changes in accounting policy only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. The guidance was effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

The only impact of adopting this section is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862, Financial Instruments Disclosures, and Section 3863, Financial Instruments Presentations, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on January 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The AcSB issued Section 1535, Capital Disclosures. This standard required disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital. This standard will be effective for TransGlobe’s 2007 year-end disclosure.

Goodwill
Goodwill, which represents the excess of cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed, is assessed at least annually for impairment. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount. Goodwill is not amortized.

3. Property and equipment

In Yemen, Canada and Egypt, the Company capitalized overhead costs relating to exploration and development activities during the nine months ended September 30, 2007 of $455,000 (2006 - $279,000), $351,000 (2006 - $392,000) and $360,000 (2006 - $812,000), respectively.

In Yemen, unproven property costs excluded from the costs subject to depletion as at September 30, 2007 totalled $2,807,000 (2006 - $2,218,000). In Egypt, unproven property costs totalled $13,085,000 of which $4,111,000 of dry hole drilling costs were considered impaired during the second quarter and written-off to depletion, depreciation and accretion, leaving $8,974,000 (2006 - $6,564,000) of unproven property costs excluded from the costs subject to depletion in the three months ended September 30, 2007.

In Yemen, Canada and Egypt, future development costs for proved reserves included in the depletion calculations for the three months ended September 30, 2007 totalled $9,138,000 (2006 - $1,356,000), $4,511,000 (2006 - $8,272,000) and $4,399,000 (2006 - $nil), respectively.

4. Business combination

On September 25, 2007, TransGlobe acquired all of the common shares of two private companies, Dublin International Petroleum (Egypt) Limited (“Dublin”) and Drucker Petroleum Inc., (“Drucker”) for cash consideration of $67,711,000. The results of Dublin’s and Drucker’s operations have been included in the consolidated financial statements since that date. Dublin and Drucker hold interests in eight development leases and associated infrastructure in the West Gharib Concession area in the Arab Republic of Egypt (Dublin is the operator of this Concession). TransGlobe funded the acquisition from cash on hand and bank debt of $63,000,000.

Third Interim Report

The acquisition has been accounted for using the purchase method and the purchase price was allocated to the fair value of the assets acquired and the liabilities assumed as follows:

Cost of acquisition
Cash paid, net of cash acquired	$67,711
Transactions costs	319
$68,030

Allocation of purchase price
Property, and equipment	$54,637
Goodwill	4,530
Working capital, net of cash acquired	9,106
Asset retirement obligations	(243)
$68,030

The above allocation of purchase price is based on the best available information at this time, and is subject to a customary working capital price adjustment clause.

5. Long-term debt

	September 30, 2007	December 31, 2006
Revolving Credit Agreement	$50,000	$-
Term Loan Agreement	13,000	-
	63,000	-
Unamortized transaction costs	(1,346)	-
	61,654	-

Current portion of long-term debt	3,545	-
	$58,109	$-

In September 2007, the Company increased its initial borrowing base of $25 million to $50 million under the Revolving Credit Agreement and established a new Term Loan Agreement of $13 million, which both expire on September 19, 2010. Both borrowing facilities are secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts, security pledge of the Company’s subsidiaries and certain covenants. The Revolving Credit Agreement and the Term Loan Agreement bear interest at the Eurodollar Rate plus three percent and plus six percent, respectively. The Term Loan has quarterly repayment terms of $1,181,818 commencing March 31, 2008. The Company incurred fees of $1,087,000 to establish the long-term debt and reclassified previously unamortized financing costs in the amount of $259,000.

6. Asset retirement obligations

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000’s)
Asset retirement obligations, December 31, 2006	$2,171
Obligations incurred during period	387
Obligations settled during period	(97)
Accretion	116
Foreign exchange loss	391
Asset retirement obligations, September 30, 2007	$2,968

At September 30, 2007, the estimated total undiscounted amount required to settle the asset retirement obligations was $3,446,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to eight years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% ..

TransGlobe Energy Corporation

7. Share capital

The Company is authorized to issue unlimited number of common shares with no par value.

	Nine Months Ended		Year Ended
	September 30, 2007		December 31, 2006
(000’s)	Shares	Amount	Shares	Amount
Common shares, beginning of period	58,883	$49,360	58,473	$48,922
Stock options exercised	860	605	410	297
Stock based compensation on exercise of options	-	260	-	141
Purchase of common shares	(116)	(97)	-	-
Common shares, end of period	59,627	$50,128	58,883	$49,360

The Company has received regulatory approval to purchase, from time to time, as it considers advisable, up to 5,491,501 common shares under a Normal Course Issuer Bid which commenced May 14, 2007 and will terminate May 13, 2008. During second quarter, the Company purchased 115,900 common shares at an average price of $4.07 per share. The excess of the purchase price over the book value in the amount of $375,000 has been charged to retained earnings.

8. Stock option plans

	Nine Months Ended		Year Ended
	September 30, 2007		December 31, 2006
		Weighted		Weighted
	Number of	Average	Number of	Average
(000’s, except per share amounts)	Options	Exercise Price	Options	Exercise Price
Options outstanding, beginning of period	3,110	C$ 3.80	3,361	C$ 3.39
Granted	740	C$ 4.28	297	C$ 5.19
Exercised	(860)	C$ 0.77	(410)	C$ 0.87
Cancelled	(210)	C$ 5.27	(138)	C$ 5.61
Options outstanding, end of period	2,780	C$ 4.74	3,110	C$ 3.80
Options exercisable, end of period	1,333	C$ 4.28	2,143	C$ 2.80

Stock-based compensation
Stock-based compensation expense of $885,000 has been recorded in the consolidated statements of income and retained earnings in 2007 (2006 - $912,000). The fair values of all common stock options granted are estimated on the date of grant using the lattice-based binomial option pricing model in 2007 and 2006, and the Black-Scholes option-pricing model prior to 2006. The weighted average fair value of the 740,000 options granted during 2007 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (Cdn$)	1.82
Risk-free interest rate (percent)	4.3
Expected life (years)	5
Expected volatility (percent)	46.2
Expected dividend yield (percent)	0
Forfeitures (employees/executives and directors) (percent)	11
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%	)

Contributed surplus

	Nine Months Ended	Year Ended
(000’s)	September 30, 2007	December 31, 2006
Contributed surplus, beginning of period	$2,863	$1,908
Stock-based compensation expense	824	1,096
Transfer to common shares on exercise of option	(260)	(141)
Contributed surplus, end of period	$3,427	$2,863

Third Interim Report

9. Accumulated other comprehensive income

The balance of accumulated other comprehensive income consists of the following:

	Nine Months Ended	Year Ended
(000’s)	September 30, 2007	December 31, 2006
Accumulated other comprehensive income, beginning of period	$3,212	$3,642
Other comprehensive income:
Foreign currency translation adjustment	8,323	(430)
Accumulated other comprehensive income, end of period	$11,535	$3,212

10. Per share amounts

In calculating the net income per share basic and diluted, the following weighted average shares were used:

	Three Months		Nine Months
	Ended September 30		Ended September 30
(000’s)	2007	2006	2007	2006
Weighted average number of shares outstanding	59,554	58,682	59,584	58,627
Shares issuable pursuant to stock options	1,504	2,657	1,921	2,680
Shares to be purchased from proceeds of stock options
under treasury stock method	(637)	(787)	(929)	(719)
Weighted average number of diluted shares outstanding	60,421	60,552	60,576	60,588

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and nine month periods ended September 30, 2007, 1,205,000 and 1,181,000 options were excluded respectively (2006 - 1,211,000 and 1,109,000) because their exercise price was greater than the period average common share market price in the period.

11. Financial derivative contracts

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

Period	Volume		Type	Pricing Term
Crude Oil				Dated Brent
May 1, 2007-December 31, 2007	15,000	Bbls/month	Financial Collar	$57.50-$79.80
September 1, 2007-August 31, 2008	15,000	Bbls/month	Financial Collar	$60.00-$78.55
January 1, 2008-December 31, 2008	12,000	Bbls/month	Financial Collar	$60.00-$81.20
January 1, 2009-December 31, 2009	12,000	Bbls/month	Financial Collar	$60.00-$82.10
November 1, 2007-March 31, 2008	5,000	Bbls/month	Financial Collar	$65.00-$89.35
September 1, 2008-January 31, 2009	11,000	Bbls/month	Financial Collar	$60.00-$88.80
February 1, 2009-December 31, 2009	6,000	Bbls/month	Financial Collar	$60.00-$86.10
January 1, 2010-August 31, 2010	12,000	Bbls/month	Financial Collar	$60.00-$84.25
Natural Gas
April 1, 2007-October 31, 2007	2,500	GJ/day	Physical fiscal	C$6.97

12. Commitments and contingencies

The Company is committed to office and equipment leases over the next five years as follows:

3 months 2007	$97,000
2008	507,000
2009	536,000
2010	530,000
2011	177,000
2012	21,000

TransGlobe Energy Corporation

13. Segmented information

	Three Months		Nine Months
	Ended September 30		Ended September 30
(000’s)	2007	2006	2007	2006
Oil and gas sales, net of royalties
Republic of Yemen	$15,413	$15,473	$43,648	$42,851
Canada	4,971	3,069	14,540	9,599
Arab Republic of Egypt	380	-	380	-
	20,764	18,542	58,568	52,450
Operating expenses
Republic of Yemen	2,465	2,078	6,838	5,252
Canada	855	683	3,079	2,136
Arab Republic of Egypt	25	-	25	-
	3,345	2,761	9,942	7,388
Depletion, depreciation and accretion
Republic of Yemen	3,276	3,060	9,544	8,338
Canada	3,135	1,831	8,676	5,208
Arab Republic of Egypt (Note 3)	425	12	4,329	25
	6,836	4,903	22,549	13,571
Income taxes
Republic of Yemen	2,715	2,598	7,212	6,618
Canada	(13)	171	58	201
Arab Republic of Egypt	113	-	113	-
	2,815	2,769	7,383	6,819
Segmented income before the following
Republic of Yemen	6,957	7,737	20,054	22,643
Canada	994	384	2,727	2,054
Arab Republic of Egypt	(183)	(12)	(4,087)	(25)
	7,768	8,109	18,694	24,672
Other income	34	84	74	208
Unrealized gain (loss) on commodity contracts	(1,033)	132	(1,187)	(85)
	6,769	8,325	17,581	24,795
General and administrative	1,449	989	3,981	3,284
Interest on long-term debt	92	-	92	-
Foreign exchange loss (gain)	30	(30)	(13)	42
Net income	$5,198	$7,366	$13,521	$21,469

14. Risk management

Credit Risk

The majority of the accounts receivable are in respect of oil and gas operations. The Company generally extends unsecured credit to these customers and therefore the collection of accounts receivable may be affected by changes in economic or other conditions. Management believes the risk is mitigated by the size and reputation of the companies to which they extend credit. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In the Republic of Yemen, the Company sold all of its 2007 Block 32 production to one purchaser and all of its 2007 Block S-1 production to one purchaser. In the Arab Republic of Egypt, the Company sold all of its 2007 production to one purchaser. In Canada, the Company sold primarily all of its 2007 gas production to one purchaser and primarily all of its 2007 oil production to another single purchaser.

Commodity Price Risk Management

The Company has commodity price risk associated with its sale of crude oil and natural gas.

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations. See Note 11 for details.

Third Interim Report

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counter parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

Foreign currency exchange and interest rate risk
The Company’s operations are exposed to fluctuations in the foreign currency exchange rates. Variations in the foreign currency exchange rate could have a significant positive or negative impact. The Company manages its foreign currency exchange risk by maintaining foreign currency bank accounts and receivable accounts to offset foreign currency payable and planned expenditures.

Fluctuations in interest rates could result in a significant change in the amount the Company pays to service variable interest U.S. dollar-denominated debt. No derivative contracts were entered into during the nine months of 2007 to mitigate this risk.

CORPORATE INFORMATION

OFFICERS AND DIRECTORS	TRANSFER AGENT & REGISTRAR

Robert A. Halpin[1,2,3]	Computershare Trust Company of Canada
Director, Chairman of the Board	Calgary, Toronto, Vancouver

Ross G. Clarkson	LEGAL COUNSEL
Director, President & CEO
Burnet, Duckworth & Palmer LLP
Lloyd W. Herrick	Calgary, Alberta
Director, Vice President & COO

Erwin L. Noyes[2,3,4]	BANKER
Director
Standard Bank Plc
Geoffrey C. Chase[1,2,4]	London, England
Director
AUDITOR
Fred J. Dyment[1,3,4]
Director	Deloitte & Touche LLP
Calgary, Alberta
David C. Ferguson
Vice President, Finance, CFO & Secretary	EVALUATION ENGINEERS

Edward Bell	DeGolyer and MacNaughton Canada Limited
Vice President, Exploration	Calgary, Alberta

1 Audit Committee
2 Reserves Committee	EXECUTIVE OFFICES
3 Compensation Committee
4 Governance and Nominating Committee	TransGlobe Energy Corporation
#2500, 605 - 5th Avenue S.W.
Calgary, Alberta, Canada, T2P 3H5

STOCK EXCHANGE LISTINGS	Telephone: (403) 264-9888
TSX: TGL	Facsimile: (403) 264-9898
AMEX: TGA	Website: www.trans-globe.com
E-mail: trglobe@trans-globe.com

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.